UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 11-K
___________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

For the fiscal year ended December 31, 2010

Commission file number  000-49747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee  37402

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS

December 31, 2010

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee and Plan Administrator of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan
Chattanooga, Tennessee

We have audited the accompanying statements of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – schedule of assets (held at end of year) and Schedule H, Line 4a – schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Brentwood, Tennessee
June 28, 2011

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	December 31, 2010			December 31, 2009
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments, at fair value
Interest-bearing cash	$1	$-	$1	$1	$-	$1
Collective trust fund	1,505,401	-	1,505,401	1,456,810	-	1,456,810
Investment in First Security Group, Inc. common stock	475,815	519,951	995,766	968,165	1,829,713	2,797,878
Mutual funds	6,416,560	-	6,416,560	6,243,275	-	6,243,275
Total assets	8,397,777	519,951	8,917,728	8,668,251	1,829,713	10,497,964

LIABILITIES

Note payable	-	3,473,884	3,473,884	-	4,832,681	4, 832,681
Total liabilities	-	3,473,884	3,473,884	-	4, 832,681	4, 832,681

NET ASSETS AVAILABLE FOR BENEFITS	$8,397,777	$(2,953,933)	$5,443,844	$8,668,251	$(3,002,968)	$5,665,283

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2010

	December 31, 2010
	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net appreciation / (depreciation) in fair value of investments	$61,414	$(978,083)	$(916,669)
Other dividend and interest income	152,300	-	152,300
Allocation of 191,064 shares, at fair value	331,679	-	331,679
	545,393	(978,083)	(432,690)

Contributions
Employer	-	1,618,585	1,618,585
Participants	753,566	-	753,566
Rollover	46,550	-	46,550
	800,116	1,618,585	2,418,701

Total additions	1,345,509	640,502	1,986,011

DEDUCTIONS
Benefits paid to participants	1,600,983	-	1,600,983
Interest expense	-	259,788	259,788
Administrative expenses	15,000	-	15,000
Allocation of 191,064 shares, at fair value	-	331,679	331,679

Total deductions	1,615,983	591,467	2,207,450

NET INCREASE / (DECREASE)	(270,474)	49,035	(221,439)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,668,251	(3,002,968)	5,665,283
End of year	$8,397,777	$(2,953,933)	$5,443,844

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 – PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan is provided for general information purposes only.  More complete information regarding the Plan’s provisions is provided in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. and Subsidiary (the Company) who have completed 90 days of service and are twenty-one years of age or older.  Employees that have not met the age requirement are eligible to participate in the Plan after completing 1 year or service with at least 1,000 hours of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service (IRS).  The Plan is administered by the Company’s Retirement Committee.

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)).  Unless specified, the following information applies to both parts of the Plan.

The ESOP operates as a leveraged employee stock ownership plan.  The ESOP purchased common stock of the Company with the proceeds of a note payable from the Company.  The note is collateralized by the unallocated shares of stock and is guaranteed by the Company.  The Company has no rights against shares once they are allocated.  Accordingly, the financial statements of the Plan separately present the assets and liabilities and changes therein for allocated and unallocated shares.

Effective January 1, 2007 the Plan was amended in order to satisfy the requirements of a “safe harbor” plan, as defined by the IRS. Effective July 1, 2010, the Plan no longer satisfied the requirements of a “safe harbor” plan due to an amendment to the Plan reducing the employer matching contributions of Company common stock from 6 percent of the participant’s eligible compensation to 1 percent of the participant’s eligible compensation. The reinstatement of the “safe harbor” employer matching contributions is scheduled for January 1, 2012.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers fifteen mutual funds and one collective trust fund, as well as Company stock as the investment options for participants.  The Company matched eligible employee contributions dollar for dollar in Company common stock up to 6 percent of the participant’s eligible compensation until July 1, 2010, at which point the Company matching contributions were reduced to 1% of the participant’s eligible compensation.  The Plan provides immediate vesting and immediate diversification of the Company contributions. As such, the Company contributions are considered to be participant directed transactions.  The reduction of the Company matching contributions to 1% of the participant’s eligible compensation at July 1, 2010, no longer satisfies the requirements of a “safe harbor” plan. The reinstatement of the “safe harbor” employer matching contributions is scheduled for January 1, 2012. Contributions are subject to certain limitations.

ESOP – The Plan purchased common stock of the Company with the proceeds of a note payable.  The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s earnings, are equal to the amount necessary to enable the Plan to make the annual scheduled payments of principal and interest due on the note.  Discretionary contributions can be made at the option of the Company’s Board of Directors.  The Company has elected to make quarterly principal and interest payments to reduce the risk of price volatility in the Company’s matching contribution.  The Plan Sponsor calculates the principal and interest payment each quarter to release shares with a fair value equal to the employer match required under the 401(k) provisions of the Plan.

Participant Accounts
401(k) - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and is charged with his or her withdrawals and an allocation of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ESOP – Each participant’s account is credited with the allocated shares of Company stock based on the amount of the loan payment.  Payments are required at least annually.  The aggregate number of shares allocated is determined by multiplying the number of unallocated shares on the payment date by the proportion of the principal and interest payment to the total current and future principal and interest payments for the loan as defined by the Plan document and loan document.

Stock dividends on allocated shares are credited to each participant’s account.  Stock and cash dividends on unallocated shares are required to repay the loan.  Based on each participant’s election, cash dividends on allocated shares may be (a) credited to the participant account and reinvested in Company stock or (b) distributed in cash to the participant. The Plan Administrator may elect to use cash dividends paid on allocated shares of Company stock in the ESOP accounts to repay the loan. Such an election by the Plan Administrator would supersede the participant’s election.  In the event that cash dividends on allocated shares are used to repay the loan, an additional allocation of shares to participants for not less than the value of the cash dividend is required.  More complete information regarding the allocation of shares to individual participant accounts may be found in the Plan document.

Forfeitures and Vesting
Effective January 1, 2007, all participants were fully vested in Company matching contributions and any earnings thereon. Effective August 26, 2009, prior forfeited balances of terminated participants’ non-vested accounts are available to pay administrative expenses of the Plan or to reduce Company contributions to the Plan.  As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $39,976 and $38,863, respectively.  The Company did not utilize this balance during 2010.

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

ESOP – Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Diversification
Effective March 31, 2007, a participant may diversify his or her account, including the allocated Company stock in the ESOP, to any available investment options of the Plan. The Company adopted an amendment, effective January 1, 2009, that eliminated the maximum cap of 25 percent of future elective deferrals that participants can invest in Company stock. Additionally, the amendment eliminated the rule stating that a participant may not direct a transfer or reallocation that would result in his or her account’s portion of Company stock to exceed 25 percent, exclusive of the Company match.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer contributions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

ASC 820 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  ASC 820 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  Investments in Company common stock are valued by quoted market prices on nationally recognized securities exchanges (level 1 inputs).

Collective trust fund:  The fair value of interests in the collective trust fund classified as a stable value fund is based upon the net asset value of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The collective trust has underlying investments in guaranteed investment contracts (GICs), synthetic GICs and money market instruments that potentially have investments in various high-quality, short-term, fixed-income securities that can be carried at contract value and investment companies invested primarily in such high-quality, short-term, fixed-income securities. The Fund may invest in any other fixed-income securities that can be carried at contract value, including bank investment contract (BICs), annuities, group annuity contracts and funding agreements issued by insurance companies. Under normal market conditions, the Fund will attempt to invest at least 90% of its assets in GICs and synthetic GICs. The Fund generally will attempt to maintain a cash position between 5% and 10% of total Fund assets, which will be invested in money market instruments. No more than 10% of the Fund’s total assets at the time of purchase will be invested in GICs issued by any single insurance company. The Fund maintains a weighted average credit quality of at least AA. The collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement for funding participant directed transactions.  Other withdrawals from the fund require 12 months advance written notice.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 3 for additional information on fair value.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.  No adjustments from fair value to contract value are presented in the statements of net assets available for benefits, as the amounts of the adjustments have been determined to be immaterial.

Risks and Uncertainties
The Plan’s investments consist of a combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the financial statements. See Note 7 for concentration of market risks and other exposures.

Payment of Benefits
Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTE 3 – FAIR VALUE

As described in Note 2, the Plan uses fair value, as defined by ASC 820, for the Plan investments.  Investments measured at fair value on a recurring basis are summarized below:

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2010
	Balance as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,505,401	$-	$1,505,401	$-
Domestic Equity Mutual Funds	3,527,158	3,527,158	-	-
Foreign Equity Mutual Funds	918,281	918,281	-	-
Bond Mutual Funds	1,276,700	1,276,700	-	-
Life Cycle Mutual Funds	694,421	694,421	-	-
Company Common Stock	995,766	995,766	-	-

Plan Investments Measured at Fair Value on a Recurring Basis as of December 31, 2009
	Balance as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Collective Trust Fund	$1,456,810	$-	$1,456,810	$-
Domestic Equity Mutual Funds	3,534,609	3,534,609	-	-
Foreign Equity Mutual Funds	857,740	857,740	-	-
Bond Mutual Funds	1,284,582	1,284,582	-	-
Life Cycle Mutual Funds	566,344	566,344	-	-
Company Common Stock	2,797,878	2,797,878	-	-

As of December 31, 2010 and 2009, the Plan did not hold any investments classified as Level 3 investments.

The estimated fair value of the note payable is $3,453,862 and $4,863,696 as of December 31, 2010 and 2009, respectfully. The fair value was estimated by utilizing current market rates and the discounted cash flows of the note payable.

NOTE 4 – INVESTMENTS

Except for the investment in unallocated common stock of the Company, the Plan’s investments are held by the custodian, Federated Investors, Inc.  The fair value of the individual investments applicable to the 401(k) that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified as follows:

	2010	2009
Interest-bearing Cash
Other Funds *	$1	$1

Collective Trust Fund
Federated Capital Preservation Fund	1,505,401	1,456,810

Mutual Funds
T. Rowe Price Retirement 2020 ADV	428,178	350,756
Janus Overseas Fund S	868,627	827,892
Federated Mid Cap Growth Strategies Fund	-	540,694
Goldman Sachs Mid Cap Value – Service	573,128	562,828
Hartford Midcap R4	602,822	-
American Funds Growth Fund of America	881,299	775,305
Federated Max Cap Index Fund SS	390,143	437,332
T. Rowe Price Equity Income Fund – R	484,955	744,483
Federated Stock and Bond Fund, Inc. A	376,745	367,464
Federated Total Return Bond Instl Svc	1,276,700	1,284,582
Other Funds *	533,963	351,939
	6,416,560	6,243,275

TOTAL	$7,921,962	$7,700,086

* Fair value of investments did not represent 5 percent or more of the Plan’s net assets.

During 2010, the mutual funds within the 401(k) (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $712,398.

ESOP – The ESOP’s investments consist solely of the Company’s common stock as follows:

	2010		2009
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	528,683	577,723	406,792	768,787
Cost	$2,224,625	$5,206,279	$2,401,315	$6,181,931
Fair value	$475,815	$519,951	$968,165	$1,829,713

The fair value of the investment in the Company common stock represents 5% or more of the Plan’s net assets.

The fair value of the ESOP investments have been measured by quoted prices in an active market. In addition to the matching ESOP contributions, participants may directly purchase Company common stock and may reinvest Company common stock cash dividends into additional shares.  These participant-directed investments into Company common stock are purchased in open market transactions.  The Company common stock depreciated in value by $1,629,067 during 2010.  The Company contributions of $1,618,585 during 2010 to the ESOP released 191,064 shares with a fair value of $331,679 as of the allocation dates.

NOTE 5 – NOTE PAYABLE

The ESOP entered into a $5,000,000 note with the Company on December 22, 2005.  This note was amended during 2006 to allow the Plan to borrow up to $5,750,000 to purchase Company common stock until December 31, 2006. This note was amended during 2008 to allow the Plan to borrow up to $13,396,767 to purchase Company common stock until December 31, 2008. This note was amended on January 28, 2009, to allow the Plan to borrow up to $12,745,136 to purchase Company common stock until December 31, 2009. The amended note has a term of 30 years, bears interest at 6.25 percent and requires annual payments beginning December 31, 2009. The scheduled principal payments of the note for the next five years and thereafter are as follows:

Year	Note Amortization
2011*	394,843
2012	303,857
2013	323,298
2014	343,982
2015	365,990
Thereafter	$1,741,914

* Includes additional discretionary payments that have already been paid in 2011.

The note is secured by the Company common stock purchased by the Plan that has not been allocated to participant accounts. The Company is required to make contributions to the ESOP sufficient to amortize required payments of principal and interest on the note. In addition, the Company may make discretionary profit sharing contributions to the ESOP. Any ESOP contribution will first be used to repay the note. As the note is repaid, shares are allocated as described in Note 1. The treatment of cash dividends on allocated and unallocated shares are also described in Note 1. Beginning December 31, 2006, the Plan elected to repay the note on a quarterly basis. While there are no plans to do so, the payments may return to an annual payment frequency.

As of December 31, 2010, the note had a balance of $3,473,884.  The quarterly principal and interest payment based on the note amount as of December 31, 2010, is $122,317.

NOTE 6 – TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 13, 2009, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 – CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of the Company of $995,766, approximating 11.2 percent of total assets and 18.3 percent of net assets as of December 31, 2010, and $2,797,878, approximating 26.7 percent of total assets and 49.4 percent of net assets as of December 31, 2009.

Based on the financial condition of the Plan Sponsor, the fair value of the Company common stock is subject to significant volatility. The Plan Sponsor has incurred losses from operations for the past two years and is also operating under formal supervisory agreements with their regulators. The Plan Sponsor is not in compliance with all provisions of these agreements. Failure to achieve all of these requirements may lead to additional regulatory actions. The opinion issued by the Plan Sponsor's independent auditors on the Plan Sponsor's financial statements for the year ended December 31, 2010 reported that these matters raise substantial doubt about the Plan Sponsor’s ability to continue as a going concern. Plan management believes that these matters will not affect the Plan's ability to continue as a going concern. Other investments of the Plan are also exposed to various risks, such as interest rate, market, liquidity and credit risks that may result in adverse changes in fair value.

Due to the level of risk associated with the common stock of the Company and other investments of the Plan and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. The fair value of the Company common stock has declined from $0.90 at December 31, 2010 to $0.46 at June 27, 2011.

NOTE 8 – PLAN AMENDMENTS

From time to time, the Plan has been amended to comply with the provisions of ERISA and all applicable regulations of the IRS.  Note 1 provides the current provisions of the Plan, as amended.

Effective July 1, 2010, the Plan was amended to reduce the employer matching contributions of Company common stock from 6 percent of the participant’s eligible compensation to 1 percent of the participant’s eligible compensation. The amendment also reinstated the “safe harbor” employer matching contributions effective as of January 1, 2011 and made other miscellaneous changes to the Plan.

NOTE 9 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds shares of First Security Group, Inc. common stock, and recognized no dividend income during 2010 from this related party investment.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  The Company pays a majority of administrative fees on behalf of the Plan, including all legal and accounting fees.  The participants of the Plan are responsible for all advisory and investment fees.  Federated Investors, Inc. (Federated) is the recordkeeper for the Plan.  The Plan contains mutual funds and a collective trust fund that are issued by Federated or its wholly-owned trust company subsidiary, and therefore, Federated is considered a party-in-interest.

NOTE 10 – TRUSTEE

The Trustee of the Plan is FSGBank, N.A. The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Retirement Committee of the Company or participants and beneficiaries of the Plan.

NOTE 11 – SUBSEQUENT EVENT

Effective January 1, 2011, the Plan was amended to delay reinstating the “safe harbor” employer matching contributions from January 1, 2011 to January 1, 2012, and to make other miscellaneous changes to the Plan.

SUPPLEMENTAL SCHEDULES

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2010

Employer Identification Number: 58-2461486	Plan Number: 001

Identity of Issue, Borrower, Lessor or Similar Party	Description Current Of Investment	Cost	Value

Interest-bearing Cash:
*Employer Stock Awaiting Purchase Fund	-	**	$1

Collective Trust Fund:
*Federated Capital Preservation Fund	150,540 units	**	1,505,401

Mutual Funds:
T. Rowe Price Retirement 2010 ADV	12,973 units	**	198,228
T. Rowe Price Retirement 2020 ADV	26,188 units	**	428,178
T. Rowe Price Retirement 2030 ADV	3,959 units	**	68,015
Janus Overseas Fund S	17,187 units	**	868,627
T. Rowe Price Int’l Growth & Income R	3,736 units	**	49,655
Baron Small Cap Fund	4,532 units	**	107,776
Franklin Small Cap Value Fund – R	1,372 units	**	60,750
Goldman Sachs Mid Cap Value – Service	16,126 units	**	573,128
Hartford Midcap R4	25,191 units	**	602,822
American Funds Growth Fund of America	29,396 units	**	881,299
*Federated Max Cap Index Fund SS	30,197 units	**	390,143
T. Rowe Price Equity Income Fund – R	20,549 units	**	484,955
*Federated Stock & Bond Fund, Inc. A	21,321 units	**	376,745
*Federated High Yield Fund SS	8,368 units	**	49,539
*Federated Total Return Bond Instl Svc	114,502 units	**	1,276,700

Common Stock:
*First Security Group, Inc. (allocated to participants)	528,683 shares	**	475,815
*First Security Group, Inc. (unallocated to participants)	577,723 shares	5,206,279	519,951

TOTAL INVESTMENTS			$8,917,728

  *A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2010

Name of plan sponsor:	First Security Group, Inc.
Employer identification number:	58-2461486
Three digit plan Number:	001

Check here if Late Participant	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
	$-	$36	$-	$-

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2010 and 2009 are presented on pages 2 through 3.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2011	By:	FSGBank, N.A.,
as trustee

		By:	/s/ Ralph E. Coffman, Jr.
Ralph E. Coffman, Jr.
Acting Interim Chairman and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP.